Vyteris, Inc. 13-01 Pollitt Drive Fair Lawn, New Jersey 07410 P (201) 703 2299 F (201) 703 2295 www.vyteris.com

September 29, 2010

Jim B. Rosenberg
Senior Assistant Chief Accountant
US Securities and Exchange Commission
Washington, D.C. 20549

Re:	Vyteris, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 25, 2010
Form 10-Q for the Period Ended June 30, 2010
File Number: 000-32471

Dear Mr. Rosenberg:

We are in receipt of your letter dated September 8, 2010 regarding the foregoing.  We are confirming that it is our attention to file our response no later than October 6, 2010.

Please feel free to contact our counsel, Jolie Kahn, Esq., at 212-422-4910, or myself, at 201-300-1160, should you have any further questions.

Very truly yours,

/s/ Joseph Himy

Joseph Himy

cc:	Jolie G. Kahn, Esq.